May 11, 2017

Via EDGAR

Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: American Financial Group, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2016
Filed February 24, 2017
File No. 001-13653

Dear Mr. Rosenberg:

American Financial Group, Inc. (“AFG” or the “Company”) is responding to the Staff's comment in your letter dated April 27, 2017, regarding the above-referenced filing. For your convenience, the Staff’s comment is reproduced below in bold, italicized text and is followed by AFG's response.

Notes to Consolidated Financial Statements
O. Insurance, page F-43

1.
You disclose on page 39 that your foreign operations relate primarily to Neon Underwriting Limited (Neon), a wholly-owned UK-based Lloyd’s insurer. Please explain why the claims data related to these operations have been excluded from your claims development tables beginning on page F-47 and instead included in your reconciliation on page F-46. In this regard, to the extent that you determined your reserve for foreign operations was insignificant in the context of ASC 944-40-50-4H, explain how you made this determination.

Company Response:
As shown in the reconciliation of incurred and paid claims development information to the aggregate carrying amount of the liability for unpaid losses and loss adjustment expenses (“LAE”) table on page F-46 of AFG’s 2016 Form 10-K, the significant majority of AFG’s liability for unpaid losses and LAE relates to its U.S.-based property and casualty insurance subsidiaries. Insurance reserves of Neon Underwriting Limited represent 7% of AFG’s overall liability for unpaid losses and LAE, net of reinsurance at December 31, 2016 and $450 million of the $710 million in reserves of foreign operations as presented in the table as of that date. In addition to Neon, reserves of foreign operations at December 31, 2016 includes $251 million in insurance reserves of Hudson Indemnity, Ltd. (representing 4% of AFG’s overall liability for unpaid losses and LAE, net of reinsurance) and $9 million in reserves of other small foreign insurers.

Mr. Jim B. Rosenberg
United States Securities and Exchange Commission
May 11, 2017

Although “insignificant” is not defined in ASC 944, AFG believes that 10% of insurance reserves is a reasonable quantitative indicator of significance for this disclosure, and that such measure of significance is consistent with other GAAP and SEC guidance. As part of collecting and analyzing the data necessary to implement the new disclosures required by ASC 944-40-50-4B through 50-4G and 944-40-50-5, management concluded that the Company’s small foreign blocks of business, the largest of which (Neon) represents approximately 7% of reserves, were not significant and therefore are appropriately excluded from the disclosures in accordance with ASC 944-40-50-4H.

* * * * * * * *

If you have any questions or comments regarding the information set forth above, please feel free to contact me at (513) 369-3696.

American Financial Group, Inc.

BY: /s/ Joseph E. (Jeff) Consolino
       Joseph E. (Jeff) Consolino
       Executive Vice President and
       Chief Financial Officer

cc:    Ms. Ibolya Ignat
         Ms. Angela M. Connell